18005231

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING Received
MAR 01 2018
WASH, D.C.

SEC FILE NUMBER
8-52323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 East Wisconsin Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Schoenike (414) 765-4379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 S. Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Quasar Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2003.

February 28, 2018

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents (Includes $10,225,708 of money market mutual funds carried at fair value)	$ 16,117,967
Cash segregated under federal regulations	1,165,000
Affiliated fees receivable	88,046
Unaffiliated fees receivable	1,795,513
Receivables from broker-dealers	27,334
Receivables from customers of introducing broker-dealers	5,053
Office equipment and capitalized software, net of accumulated depreciation of $712,734	14,205
Income taxes receivable from affiliate, net	166,204
Goodwill	466,410
Deposit with clearing broker-dealer	250,113
Prepaid assets	473,639
Total assets	$ 20,569,484
Liabilities and member's equity	
Liabilities:	
Payables to affiliates	$ 471,953
Deferred tax liability, net	28,112
Payables to broker-dealers	73,379
Payables to customers of introducing broker-dealers	8,517
Accounts payable, accrued expenses, and other liabilities	1,064,610
Total liabilities	1,646,571
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	17,672,913
Total member's equity	18,922,913
Total liabilities and member's equity	$ 20,569,484

See accompanying notes.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition
December 31, 2017

1. Organization

Quasar Distributors, LLC ("Quasar" or the "Company") was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is a wholly owned subsidiary of U.S. Bancorp (the "Parent" or "USB"). In the ordinary course of business, the Company will enter into transactions with USB and subsidiaries of USB (affiliates).

The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides mutual fund distribution, marketing, and underwriting services to mutual funds in all 50 states of the United States of America, Washington, D.C., Puerto Rico, U.S. Virgin Islands and Guam. In mid-2017, the Company started providing sub-accounting and mutual fund trade aggregation services and correspondent clearing of mutual fund trades via an omnibus clearing arrangement. The Company is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the Statement of Financial Condition, the Company considers investments in money market mutual funds to be cash equivalents.

Cash Segregated under Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a special reserve bank account at a non-affiliate bank for the exclusive benefit of customers. During 2017, the Company used cash to support its Customer Reserve Formula. Included in cash segregated in compliance with federal regulations at December 31, 2017, is $1,165,000 of cash deposits with a non-affiliate bank.

Office Equipment and Capitalized Software

Office equipment and capitalized software are recorded at cost, net of accumulated depreciation, and depreciated on a straight-line basis over estimated useful lives, which range from three to five years.

2. Significant Accounting Policies (continued)

Goodwill

Goodwill is recorded on an acquired business if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the Company as if it were being acquired in a business combination and comparing it to the carrying amount of the goodwill. No impairment charges resulted from the 2017 annual impairment test.

Revenue Recognition

The Company has contractual arrangements with third party and affiliated entities to provide certain fund-related services, primarily involving marketing and distribution. Fees receivable is recorded on an accrual basis as earned and in accordance with negotiated fee schedules with customers. No allowance has been established for fee receivables, as management believes that the fee receivable amount of $1,883,559 recorded in the Statement of Financial Condition is fully collectible.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent. Federal and state income taxes are determined on a separate company basis, and payments are received from, or remitted to, the Parent. Settlements of federal and state payments are made on a regular basis in line with a tax-sharing agreement with the Parent and its affiliates. Actual income tax expense does not differ substantially from the amount that would be computed by applying the statutory federal tax rate.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

At December 31, 2017, the Company did not have any unrecognized tax positions.

Dealer Clearing Services

The Company has contractual arrangements with introducing broker-dealers and a clearing broker-dealer to provide sub-accounting and trade aggregation services. The Company uses trade date accounting to record receivables from and payables to the involved parties.

2. Significant Accounting Policies (continued)

Deposit with Clearing Broker-Dealer

The Company maintains a minimum $250,000 clearing deposit per its agreement with the clearing broker-dealer. The clearing broker dealer has been granted a general lien and security interest in this deposit.

Prepaid Assets

The Company at times will prepay for certain expenses related to its mutual fund distribution service. These are shown on the balance sheet as an asset until they are either billed to clients or amortized over the proper expense period.

3. Accounting Changes and Recently Issued Accounting Standards

Effective January 1, 2018 the Company adopted accounting guidance, issued by the Financial Accounting Standards Board ("FASB") in May 2014 (ASU 2014-09), clarifying the principles for recognizing revenue from certain contracts with customers. In March 2016, the FASB Issued ASU 2016-08 to amend the principal versus agent implementation guidance in ASU 2014-09. ASU 2016-08 clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. The adoption of AUS 2014-09 and ASU 2016-08 will not be material to the Company's financial statements as the Company's current revenue recognition policies generally conform with the principles in the standard.

In February 2016, the FASB issued accounting guidance, effective for the Company on January 1, 2019, related to accounting for leases. This guidance requires lessees to recognize all leases on the Statement of Financial Condition as lease assets and lease liabilities based primarily on the present value of future lease payments. Lessor accounting is largely unchanged. This guidance also requires additional disclosures regarding leasing arrangements. The Company expects the adoption of this guidance will not be material to its financial statements.

Effective January 1, 2017, the Company adopted accounting guidance, issued by the Financial Accounting Standards Board ("FASB") in March 2016, simplifying the accounting for stock-based compensation awards issued to employees. The guidance requires all excess tax benefits and deficiencies that pertain to stock-based compensation awards to be recognized within income tax expense instead of within capital surplus. The adoption of this guidance did not have a material impact on the Company's financial statement.

4. Fair Value Measurement of Financial Instruments

The Company uses fair value measurements for the initial and ongoing recording of certain assets and liabilities. Fair value is defined as the exchange price that would be received for an asset (an entry price) or paid to transfer a liability (an exit price) in an orderly transaction between market participants as of the measurement date. Accounting guidance establishes a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. Level 1 uses quoted prices in active markets for identical assets or liabilities. Money market mutual funds included in cash and cash equivalents at December 31, 2017 of $10,225,708 owned by the Company and accounted for at fair value have been classified as Level 1 assets in accordance with this guidance. The Company did not hold any other financial instruments during the year ended December 31, 2017.

5. Net Capital Requirements

Pursuant to the SEC's Uniform Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of net aggregate indebtedness or $250,000. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2017, the Company had net capital of $12,576,385, which was $12,326,385 in excess of its minimum required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.13 to 1 at December 31, 2017. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

6. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible Company employees participate in the U.S. Bank Pension Plan and the U.S. Bank 2010 Cash Balance Plan. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. Plan assets consist of various debt securities, various equity securities and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain healthcare and death benefits to certain former employees who retired prior to January 1, 2014 through the postretirement welfare plan offered by USB. Employees retiring after December 31, 2013 are not eligible for retiree healthcare benefits.

6. Employee Benefits Plan and Stock-Based Compensation (continued)

Company employees also participate in the U.S. Bank 401(k) Savings Plan, which allows qualified employees to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to 4 percent of each employee's eligible annual compensation. The Company's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections.

The Company's employees participate in the Parent's stock-based compensation and long-term incentive cash plan. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant, or shares of common stock or stock units that are subject to restriction on transfer prior to vesting. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.

7. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided by or for affiliates, costs for occupancy, information technology, and general and administrative services. Costs are allocated from the Parent to the Company based upon a master service agreement.

Cash includes $2,941,718 held at U.S. Bank National Association ("USBNA"), an affiliate of the Company. Cash equivalents of the Company in the amount of $10,225,708 are invested in the First American Prime Obligations Fund and First American Government Obligations Fund, which are money market mutual funds sponsored by an affiliate of the Company.

The Company has contractual arrangements with affiliated entities to provide certain fund-related services, primarily involving marketing and distribution. Affiliated fees receivable of $88,046 is shown in the Statement of Financial Condition. For certain services provided to affiliated entities, the Company is deemed to be acting as principal, as it is the primary obligor, has latitude in establishing commission pricing with the selling broker and has discretion in selecting the intermediary brokers.

The amount payable to affiliate of $471,953 as of December 31, 2017, relates to compensation, benefits, and general and administrative expenses incurred by the Parent and U.S. Bancorp Asset Management, Inc., an affiliate of the Company, on behalf of Quasar.

8. Receivable From and Payables to Broker-Dealers

At December 31, 2017, the Company recorded the following receivable from and payables to broker-dealers:

	Receivables	Payable
Clearing Broker-Dealers trade activity	$ 27,334	$ 49,086
Fees and Commissions	-	24,293
	$27,334	$73,379

The Company clears transactions for introducing broker-dealers through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities of the introducing broker-dealer's customers. No allowance as been established for Receivables from broker-dealers, as management believes the amount to be fully collectable.

9. Receivables from and Payables to Customers of Introducing Broker-Dealer

At December 31, 2017, the following accounts receivable from and payable to customers of introducing broker-dealers are amounts due on cash transactions. Securities owed by these customers serve as collateral for the receivables.

	Receivable	Payable
Trade activity	$ 5,053	$ 8,517

10. Income Tax

The components of the Company's net deferred tax liability as of December 31, 2017, were:

Deferred tax assets:	
Deferred compensation, accrued compensation, and pension	$ 29,813
Stock compensation	13,935
Gross deferred tax asset	43,748
Deferred tax liabilities	
State deferreds	68,363
Other deferred tax liabilities	3,497
Gross deferred tax liabilities	71,860
Net deferred tax liability	$ 28,112

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established.

10. Income Tax (continued)

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2010, are completed and resolved. The Parent's consolidated federal income tax returns, for which the Company is included, for the years ended December 31, 2011 through 2016 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

11. Commitments

The Company is in the first year of an initial five year clearing agreement with another firm to facilitate the sub-accounting and trade aggregation business line. This agreement contains guaranteed graduated minimum payments totaling $1,250,000 over the initial five years.

12. Concentration of Business/Risk

The Company's activities significantly rely on U.S. Bancorp Fund Services, LLC ("USBFS"), a related-party, for establishing relationships that provide the majority of its revenues. USBFS also acts as the primary client contact in negotiating contracts on behalf of the Company. These activities expose the Company to concentration risk in the event that USBFS were to lose customers or go out of business. The Company does not believe that this concentration poses a significant risk. The Company's results may be significantly different if it operated as a stand-alone entity.

13. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2017 through the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that none of these events were required to be recognized or disclosed in the Company's financial statements.